October 13, 2021

Julia Griffith

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Amalgamated Financial Corp. (the “Registrant”)
Registration Statement on Form S-3 (File No. 333-260076)

Dear Ms. Griffith:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 10:00 a.m., New York City time, on Friday, October 15, 2021.

The Staff should feel free to contact Brittany M. McIntosh of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (864) 373-2326 with any questions or comments.

Sincerely,

Amalgamated Financial Corp.

By:	/s/ Deborah Silodor
Deborah Silodor
Executive Vice President and General Counsel